Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

Symyx and Accelrys: Creating a New
Leader in Scientific Informatics Software
June 2010

Forward-Looking Statements
 Statements in this presentation regarding future events or results, such as expected synergies from the merger and projected addressable markets, are forward-looking statements under Section 27A of the Securities
Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as
amended. These forward-looking statements involve risks, uncertainties and assumptions, including those we describe in our comments today, in our
Form 10-Q for our quarter ended March 31, 2010 under the caption “Risk
Factors,” and in our other SEC filings.  If any of these risks or uncertainties materialize, or any of our assumptions prove incorrect, our results could differ materially from our expectations expressed in these forward-looking statements. We assume no obligation, and do not intend, to update these forward-looking statements except as the law requires.

SYMYX
Turn on the Power of
Information-Driven R&D

Symyx

Symyx Technologies, Inc.
SMMX (NASDAQ) 2009 financials
 > $150.4M revenue
 > $20.2M adjusted EBITDA
 > $0.19 non-GAAP diluted earnings/share
Debt free with $79M in cash at 3/31/10
Markets Served
 > Pharmaceutical and Biotech
 > Chemicals and Energy
 > Consumer and Industrial Products
In 2010, Symyx will complete its transition from
a research-centric business to a software
business well-positioned to exploit the
emerging electronic laboratory
Since 1996, Symyx Technologies has powered our customers’
laboratories to transform their scientific R&D and achieve
breakthroughs in innovation, productivity, and return on investment.

Symyx
Scientific
Databases
Electronic Laboratory Environment
ELN is the Scientist’s Portal to
the Electronic Lab
Search and
find data
In-House
Databases
External
Databases
Design experiments
Monitor experiments
Collaborate with
other Scientists
Analyze results
Register structures, reactions and other data
Compose and publish reports
Symyx powers today’s information-driven electronic laboratory.

Symyx Software and Scientific Databases
Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration, and drives productivity.
Information-Driven R&D
 > # 1 market position in
 – Decision support software
 – Chemical sourcing databases
 – Cheminformatics
 > Leading market position in
 – Electronic laboratory notebook (ELN)
Symyx is a market leader in electronic
laboratory notebooks, decision support
software, cheminformatics, and chemical
sourcing databases.
Well-positioned to exploit fast-growing,
billion-dollar ELN market.
Future growth fueled by cash generated
from core product lines.

Pfizer

Johnson & Johnson

Bayer

Roche

gsk GlaxoSmithKline

NOVARTIS

sanofi aventis

AstraZeneca

MERCK

Bristol-Myers Squibb

Lilly

AMGEN

Genentech

Symyx

Symyx Powers Electronic Laboratories
Customers by Industry Rank	ELN	Decision Support	Cheminformatics	Databases
	█			█
	█	█	█	█
		█	█	█
		█	█	█
		█		█
		█	█	█
		█	█	█
	█	█	█	█
		█	█	█
	█	█	█	█
	█	█	█	█
		█	█	█
	█		█	█
About 1,000 company accounts, and about 50,000 users.

Non-Defense Government 19%
Biopharma 35%
Food & Beverage 4%
Chemicals, Energy & Materials 11%
Other Industrial Markets 12%
Academic R&D 19%

Symyx

$US TAM by Industry for ELN in R&D
Industry	Total ELN Revenue
Biopharma	$450M
Non-Defense Government	$250M
Academic R&D	$250M
Chemicals, Energy & Materials	$150M
Other Industrials	$150M
Food & Beverage	$50M
TOTAL CURRENT ESTIMATE*	$1.3B
Source: Atrium Research & Consulting LLC
Biopharmaceuticals is the largest and fastest adopting market segment.

Software
Service/Support
In-House
$US Million
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Symyx

Enhanced Ability to Benefit from Industry
Trends
$100M SAM
$200M SAM
$300M SAM
Estimated annualized growth:
Overall market ≈20%; Software license ≈15%; Service/support ≈30%
Source: Atrium Research & Consulting LLC for 2006 through 2010; 2011 through 2017 projections by Symyx

Adoption Rate
Analytical Chemistry
Discovery Biology
>$200M TAM

ELN for R&D Domain Adoption and Market Size
INTRODUCTION
GROWTH
MATURITY
50%
Product Life Cycle Stage
DMPK*
Formulations
Bioanalytical
Pharmacology
Process Chemistry
Synthetic Chemistry
<$50M
TAM
No. 1
Market Position
No. 2 or 3
Market Position
DMPK*
Market Position
*Addressed through
partnership with
Symyx holds #2 overall market position with15% share.
Well positioned to grow share and establish market leadership.
2010 Symyx Market Position by Domain

Transaction Overview

Compelling Strategic Rationale
• Creates the leading enterprise scientific informatics software system company
• Leverages the capability of managing end-to-end scientific workflows to achieve better outcomes
• Utilizes deep expertise in chemistry, biology and materials science and broad scientific solutions for research, development, and manufacturing
• Achieves greater scale by combining resources, capabilities and revenue
• Creates a financially stable company with strong cash position and no debt
• Positioned for sustained, profitable revenue growth
Scientific ELN
Process Optimization
Modeling & Simulation
Data Reports & Analysis

Global Customer Portfolio; Minimal Product Overlap
Accelrys + Symyx has over 1,350 unique customers including
• 29 of the top 30 biopharmaceutical companies
• 5 of the top 5 chemical companies
• 5 of the top 5 aerospace companies
• 3 of the top 5 CPG companies
• And major government agencies & academic institutions
Accelrys
1,200
Symyx
750
Accelrys + Symyx
1,350 Shared
Customers
Products
Modeling
& Simulation
Data
Integration,
Analysis &
Reporting

Chemistry
Data
Management
Electronic
Laboratory
Notebook

Laboratory
Automation
Customer Synergies
Complementary Product Lines

RSC | Advancing the Chemical Sciences

Microsoft

Thermo Fisher SCIENTIFIC

Spotfire

IBM

Eidogen-Sertanty

COSMOlogic

BD

Agilent Technologies

biowisdom

Tripos

Bio Solve IT

PerkinElmer

hp invent

ALTORIS

intel Leap ahead

Strand Life Sciences

Ariana Pharmaceuticals

the BioTeam

ChemAxon

sas

cisco

OpenEye

SAFE-BioPharma

Gene

PBS Professional

gene

Spotfire

Molecular Networks GmbH

discngine

CSC EXPERIENCE. RESULTS.

SAIC From Science to Solutions

Pharma Algorithms

ORACLE

ELSEVIER

Deloitte.

THOMSON REUTERS

WILEY

Genedata

Waters THE SCIENCE OF WHAT'S POSSIBLE.

BT

BioITalliance

Symyx

Vibrant & Growing Partner Ecosystem
Additional applications and solutions developed by partner community
More choice for customers in implementing successful deployments
Electronic Lab Notebook
Scientific Information
Management
Decision Support And
Analytics
Workflow Automation
Reporting, Visualization
And Collaboration
Scientific Informatics
Software System

Batch Image Reader
Two Channel Segmentation and Overlay
Annotate Images
Advanced Statistics
Data Base Integration
Heat Map
Reporting

Symyx

Creating a Scientific Informatics System
Scientists
R&D Manager
Lab Manager
VP of R&D
Head of IT &
Informatics
Decision
Support
Analytics
Chemistry
Engineering
Biology
Modeling & Simulation
Materials
Workflow
Automation
Reporting,
Visualization
&
Collaboration
Analytics
Reporting
Image Analysis
Text Mining
Visualization
Scientific
Information
Management
Numeric
Chemical
Structures
Biological
Sequences
Image
Text
Documents
Spectra
Scientific
Desktop
ELN
Portal
Applications
3rd Party Applications

Combining Industry Leaders
Founded: 2001
Public: ACCL (NASDAQ)
FY 2010 Revenue: $83.0M
Leading positions in:
 ▪ Data Collection and Analysis
 ▪ Data Access, Integration & Transformation
 ▪ Scientific Modeling and Simulation
 ▪ Workflow Automation and Optimization
Employees: 370
Headquarters: San Diego, CA
Operations: North America, EMEA
 and Asia Pacific
Founded: 1996
Public: SMMX (NASDAQ)
CY 2009 Revenue: $88.6M*
Leading positions in:
 ▪ Electronic Laboratory Notebook
 ▪ Decision Support, Analysis and Reporting
 ▪ Chemical Representation and Management
 ▪ Chemical Sourcing Databases
Employees: 330
Headquarters: Santa Clara, CA
Operations: North America, EMEA
 and Asia Pacific
*Software business unit revenue

Key Terms
Merger Agreement	Tax-free, all stock merger of equals
Exchange Ratio	Symyx stockholders to receive 0.7802 shares of Accelrys common stock for each share of Symyx they own
Ownership	Each company’s stockholders will own approximately 50% of combined company
Approvals	Merger approved by both companies’ Boards of Directors; subject to stockholder approval and customary closing conditions
Closing	Scheduled to close beginning of July 2010
HQ	San Diego, California, USA
Leadership	Max Carnecchia, CEO; Michael Piraino, CFO
Employees	Approximately 700 employees
Board Membership	6 Accelrys (including CEO) and 4 Symyx Board Members

Pro Forma Financials
Market Capitalization	Combined market cap of ~ $335M (pre-announcement) Combined market cap of ~ $379M (as of June 16, 2010)
Cash Position	Cash of ~$150M, net of estimated transaction costs
Debt	None
Expected Synergies	For calendar 2011, the combined company expects to achieve full-year net synergies in the range of $10-15 million
EPS	For calendar 2011, the combined company expects the transaction to be materially accretive to Non GAAP EPS
Revenues	Revenues expected to be greater than $160M (on an annual basis during the first year of combined operations)

Focused Tactical Plan

0-30
Days

180
Days
2011

2011-
2012
 • Closing Transaction
 • Complete Integration & Extraction of Cost Synergies
 • Drive Organic Revenue Growth
 • Follow-on Strategic Acquisitions

Thorough Board Evaluation Process
and Clear Roadmap to Completion

Symyx Board Carefully Assessed and
Negotiated the Transaction with Accelrys
 • Symyx’s board, in consultation with its independent financial and legal advisors, undertook a comprehensive review of the potential benefits and structure of a combination with Accelrys
 • In negotiating the terms of the merger, the board was committed to seeking to maximize value for all
 Symyx stockholders by ensuring that Symyx stockholders would own a suitable percentage of the combined company
 • In recommending this transaction to stockholders, Symyx’s board took into account, among other factors:
 • the potential strategic benefits of the combination, including operational and financial synergies
 • the potential value of the combined company’s common stock
 • the fairness opinion submitted by its financial advisor, UBS
 • the tax-free nature of the transaction
 • certainty of closing the transaction
 • Symyx’s board concluded that the merger with Accelrys is in the best interests of all Symyx stockholders

Comprehensive Board Process - Considered
Multiple Proposals
 • Since signing the merger agreement with Accelrys on April 5, 2010 (the “Accelrys Agreement”), the
 Symyx board reviewed five proposals from Certara/Vector (starting at $6.00 per share and ending with
 $6.75 per share) and one proposal from another 3rd party
 • In consultation with Symyx’s management, financial advisor and outside counsel, the board carefully evaluated each of the six proposals
 • Symyx’s board concluded that none of the first five proposals constituted a Company Superior Offer as defined in the Accelrys Agreement or would reasonably be expected to result in a Company
 Superior Offer
 • Symyx’s board made its various determinations based on, but not limited to, the following:
 • All proposals were inadequate from a financial point of view in comparison to the terms of the Accelrys
 Agreement
 • Certain proposals lacked debt or equity commitments and a draft merger agreement
 • Certain proposals were unclear in scope and timing of due diligence
 • The proposals contained substantial risk that the transaction contemplated would not be completed as proposed

Comprehensive Board Process - Considered
Multiple Proposals
 • On May 24, 2010, Certara/Vector submitted a revised proposal to acquire all of the outstanding capital stock of Symyx for $6.75 per share in cash
 • Revised proposal included: list of due diligence requests, equity commitment letter from Vector, proposed merger agreement
 • On May 26, 2010, Symyx’s board concluded that the revised proposal from Centara/Vector was not a Company Superior Offer, but constituted a proposal that would reasonably be expected to result in a Company Superior Offer. As permitted by the Accelrys Agreement, Symyx engaged in discussions with Certara/Vector
 • On June 4, 2010, Symyx entered into a letter agreement with Certara/Vector enabling Symyx to provide confidential information to Certara/Vector, and to assist Certara/Vector in due diligence
 • Provided Certara/Vector substantially the same information provided to Accelrys in connection with
 Accelrys’s due diligence investigation of Symyx - including data room access
 • Requested that Certara/Vector submit their “best and final” proposal by June 13, 2010
 • Noted proposal should include improved price and be accompanied by a form of merger agreement and other documents that the Symyx board required to assure certainty of closure and protect Symyx stockholders

Comprehensive Board Process - Considered
Multiple Proposals
 • On June 8, 2010, Symyx delivered to Certara a form of merger agreement and Vector guaranty, which included the protections and certainty provisions referenced above
 • During the week of June 7, 2010, Symyx provided Certara/Vector access to its executives for in-
 person meetings and responded to all diligence requests
 • On the evening of June 13, 2010, Certara/Vector advised Symyx it would not be submitting a revised proposal by Symyx’s requested date, and suggested a proposal could be forthcoming on June 14,
 2010
 • On June 14, 2010, Certara submitted a letter (but no other documentation) to Symyx stating that
 “[Certara] will not be able to offer a transaction at $6.75 per share.”
 • Certara then submitted additional due diligence requests on the evening of June 14, 2010
 • Certara also noted in its letter Symyx’s full cooperation throughout the process: “We understand that you and your staff have worked equally hard to assist us in this review, and we sincerely appreciate the full measure of your cooperation.”

Comprehensive Board Process - Considered
Multiple Proposals
 • On June 15, 2010, Symyx’s board concluded Certara/Vector revoked its previous offer to purchase the Company for $6.75 per share in cash and concluded that the indication that Certara would submit a new proposal on unspecified terms is not a proposal that would reasonably be expected to result in a Company Superior Offer. Accordingly, the Company now has no Company
 Superior Offer under consideration, nor a proposal that would be reasonably likely to lead to a Company Superior Offer
 • Accordingly, and as required by the Accelrys Agreement, Symyx subsequently terminated discussions with Certara/Vector
 • In making its determination, Symyx’s board considered, among other things, that Certara/Vector:
 • Clearly stated it will not offer a transaction at or above the price previously proposed
 • Had not made an alternative proposal
 • Had not provided the Company with updated documentation assuring the level of certainty to closure necessary to protect the Company’s stockholders

Clear Roadmap to Completion
 • Cleared Hart-Scott-Rodino waiting period
 • Subject to approval by Accelrys and Symyx stockholders
 • Accelrys stockholders to vote at Special Meeting on June 30, 2010
 • Symyx stockholders to vote at Special Meeting on June 30, 2010
 • Transaction scheduled to close in early July 2010

Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed transaction, Accelrys has filed a Registration Statement on
Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by directing a request when such a filing is made to Accelrys at 10188
Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA
95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at
www.symyx.com or the SEC’s website at www.sec.gov. Accelrys, Symyx and the respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Accelrys is also included in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

Symyx and Accelrys: Creating a New
Leader in Scientific Informatics Software
June 2010